August 26, 2014

Correspondence filed via EDGAR

Mr. Paul Cline

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Bar Harbor Bankshares

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 13, 2014

File No. 1-13349

Dear Mr. Cline:

On behalf of Bar Harbor Bankshares (the “Company”), this letter is in response to your comment letter dated August 14, 2014 related to the staff’s review of the above-referenced Form 10-K filing.  Set forth below are the staff’s comments in bold italics followed by the Company’s responses to the staff’s comments:

Item 8. Financial Statements and Supplementary Data

Reports of Independent Registered Public Accounting Firm

Comment: Please tell us which version of the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) was used in conducting the audit of the Company’s internal controls over financial reporting.

Response: In conducting the 2013 audit of the Company’s internal controls over financial reporting the COSO 1992 framework was used. The Company will be adopting the COSO 2013 framework in 2014.

Item 15. Exhibits, Financial Statements Schedules

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Comment: Please file a new consent of the independent registered public accounting firm to correctly refer to the reports dated March 12, 2014.

Response: The consent letter of March 13, 2014 was correctly dated. As presented in the Form 10-K, the reports of the independent registered public accounting firm were incorrectly dated March 12, 2014. These should have been dated March 13, 2014. However, please note that the actual signed documents from the independent registered accountants were all dated March 13, 2014. This inadvertent error occurred as a result of a late decision to move our originally anticipated filing date by one day.

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The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to call me at (207) 288-2638.

Respectfully submitted,

/s/Gerald Shencavitz

Gerald Shencavitz

EVP & Chief Financial Officer